Exhibit 99.1

NEWLEAD HOLDINGS LTD.

CONSOLIDATED BALANCE SHEETS

(All amounts expressed in thousands of U.S. dollars except share amounts)

	As of December 31,	As of December 31,
	2012	2011
	(unaudited)

ASSETS
Current assets
Cash and cash equivalents	$1,043	$5,119
Restricted cash	1,311	250
Trade receivables, net	3,586	12,522
Other receivables	4,980	3,398
Due from related parties	5	82
Inventories	81	1,686
Prepaid expenses	646	2,520
Backlog asset	-	2,404
Deferred charges, net	573	5,742
Total current assets	12,225	33,723

Restricted cash	31	31
Investments in Joint Ventures	1,040	-
Vessels under construction	-	7,055
Advance for acquisition of coal property	11,000	-
Assets held for sale	-	86,082
Vessels and other fixed assets, net	37,503	269,519
Backlog asset	-	342
Total non-current assets	49,574	363,029
Total assets	$61,799	$396,752

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt	$78,739	$339,722
Accounts payable, trade	13,434	38,927
Senior convertible notes, net	62,552	53,391
Accrued liabilities	10,660	32,489
Capital lease obligations	-	107,527
Promissory notes payable	11,000	-
Deferred income	-	2,111
Derivative financial instruments	767	8,808
Due to related parties	90	445
Due to managing agent	184	184
Total current liabilities	177,426	583,604

Non-current liabilities
Unearned profit	-	9,083
Deferred income	-	800
Other non-current liabilities	-	5,699
Total non-current liabilities	-	15,582
Total liabilities	177,426	599,186

Commitments and contingencies
Shareholders' equity
Preference Shares, $0.01 par value, 500 million shares authorized, none issued	-	-
Common Shares, $0.01 par value, 1 billion shares authorized, 397.1 million and 7.8 million shares issued and outstanding as of December 31, 2012 and December 31, 2011, respectively	3,971	79
Additional paid-in capital	696,796	209,956
Accumulated deficit	(815,031)	(412,469)
Total NewLead Holdings' shareholders' deficit	(114,264)	(202,434)

Noncontrolling interest	(1,363)	-
Total shareholders' equity	(115,627)	(202,434)
Total liabilities and shareholders' equity	$61,799	$396,752

NEWLEAD HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
	(unaudited)	(unaudited)(1)	(unaudited)(1)

OPERATING REVENUES	$8,928	$12,220	$17,438

EXPENSES:
Commissions	(107)	(150)	(436)
Voyage expenses	(158)	(146)	(4,799)
Vessel operating expenses	(3,266)	(2,928)	(9,714)
General and administrative expenses	(8,249)	(16,521)	(15,311)
Depreciation and amortization expenses	(6,564)	(8,180)	(4,237)
Impairment losses	(7,054)	(83,950)	(39,515)
Gain on sale of vessels, net	-	-	1,168
Management fees	-	-	(715)
	(25,398)	(111,875)	(73,559)
Operating loss from continuing operations	(16,470)	(99,655)	(56,121)
OTHER (EXPENSES) / INCOME, NET:
Interest and finance expense	(86,549)	(22,672)	(18,550)
Loss on extinguishment of convertible notes	(293,109)	-	-
Interest income	-	68	532
Other (expense) / income, net	(3,528)	(1,457)	1
Change in fair value of derivatives	-	-	1,592
Total other expenses, net	(383,186)	(24,061)	(16,425)
Loss before equity in net earnings in Joint Ventures	(399,656)	(123,716)	(72,546)
Loss from investments in Joint Ventures	(2,469)	-	-
Loss from continuing operations	(402,125)	(123,716)	(72,546)
Loss from discontinued operations	(1,800)	(166,679)	(13,803)
Net loss	(403,925)	(290,395)	(86,349)
Less: Net loss attributable to the noncontrolling interest	1,363	-	-
Net loss attributable to NewLead Holdings' Shareholders	$(402,562)	$(290,395)	$(86,349)

Loss per share:
Basic and diluted
Continuing operations	$(2.50)	$(16.69)	$(10.42)
Discontinued operations	$(0.01)	$(22.49)	$(1.99)
Total	$(2.51)	$(39.18)	$(12.41)
Weighted average number of shares:
Basic and diluted	160,921,728	7,411,600	6,958,903

(1)	The statements of operations for the years ended December 31, 2011 and 2010 differ from the audited statements of operations contained in our Annual Report on Form 20-F for the year ended December 31, 2011 due to changes resulting from determining in 2012 that certain operations should now be treated as discontinued operations. While the top line and bottom line totals remain the same, the change in presentation has resulted in a change in the way the component numbers are shown. These changes have not yet been audited and, accordingly, the statement of operations column is labeled unaudited notwithstanding the prior audit.

NEWLEAD HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(All amounts expressed in thousands of U.S. dollars except share amounts)

	Common Shares	Share Capital	Additional Paid-in Capital	Accumulated Deficit	Total NewLead Holdings' Shareholders' Equity	Noncontrolling Interest	Total Shareholders' Equity

Balance at January 1, 2010	6,615	$67	$196,317	$(35,725)	$160,659	$-	$160,659
Net loss	-	-	-	(86,349)	(86,349)	-	(86,349)
Issuance of common shares	13	0	-	-	0	-	0
Shares issued for business acquisition	700	7	5,203	-	5,210	-	5,210
Issuance of warrants	-	-	4,081	-	4,081	-	4,081
Share-based compensation	-	-	2,680	-	2,680	-	2,680

Balance at December 31, 2010	7,328	$74	$208,281	$(122,074)	$86,281	$-	$86,281
Net loss	-	-	-	(290,395)	(290,395)	-	(290,395)
Issuance of common shares	37	0	87	-	87	-	87
Share-based compensation	473	5	1,588	-	1,593	-	1,593

Balance at December 31, 2011	7,838	$79	$209,956	$(412,469)	$(202,434)	$-	$(202,434)
Net loss	-	-	-	(402,562)	(402,562)	(1,363)	(403,925)
Issuance of common shares	731	7	1,017	-	1,024	-	1,024
Issuance of common shares - settlement of liabilities	385,305	3,853	482,432	-	486,285	-	486,285
Issuance of warrants	-	-	1,015	-	1,015	-	1,015
Share-based compensation	3,245	32	2,376	-	2,408	-	2,408

Balance at December 31, 2012 (unaudited)	397,119	$3,971	$696,796	$(815,031)	$(114,264)	$(1,363)	$(115,627)

NEWLEAD HOLDINGS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts expressed in thousands of U.S. dollars)

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2012	2011	2010
	(unaudited)

OPERATING ACTIVITIES:
Net loss	$(403,925)	$(290,395)		$(86,349)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	5,989	36,945		30,028
Impairment losses	7,054	234,109		39,515
Provision for doubtful receivables	618	243		316
Amortization and write-off of deferred financing costs	5,733	7,930		3,728
Amortization of deferred charter revenue	-	(568)		(3,194)
Amortization of backlog asset	1,603	8,697		13,890
Amortization of the beneficial conversion feature	71,561	8,161		5,942
Change in fair value of derivative financial instruments	(564)	(1,153)		(8,449)
Gain on disposal of vessels and release of debt (non-cash)	(33,005)	-		-
Payments for dry-docking / special survey costs	(985)	(6,650)		(3,548)
Share-based compensation	2,412	1,582		2,680
Warrants compensation expense	1,015	-		-
Loss on equity settlement	342,985	-		-
Discounts from suppliers	(1,355)	-		-
Gain on sale of vessels	(16,258)	(13,363)		(938)
Loss from investments in Joint Ventures	2,469	-		-
(Increase) decrease in:
Trade receivables	8,127	(6,740)		(927)
Other receivables	(1,583)	(1,211)		676
Inventories	1,389	1,300		617
Prepaid expenses	1,208	(611)		700
Due from/to managing agent	-	489		(2,712)
Due from/to related parties	275	330		(668)
Increase (decrease) in:
Accounts payable, trade	(2,866)	5,344		(823)
Accrued liabilities	(70)	11,638		(938)
Deferred income	(2,911)	834		769

Net cash used in operating activities	(11,084)	(3,089)		(9,685)

INVESTING ACTIVITIES:
Vessel acquisitions	-	(23,863)		(1,601)
Vessels under construction	(185)	(89,364)		(45,126)
Advances for vessel acquisition	-	-		(3,177)
Joint Ventures	(2,486)	-		-
Restricted cash for vessel installment payments	-	11,033		(11,033)
Cash acquired through business acquisition, net of cash paid	-	-		1,561
Cash surrendered through subsidiaries' foreclosure	(665)	-		-
Other fixed asset acquisitions	-	(190)		(76)
Proceeds from the sale of vessels	85,172	32,772		37,263
Net cash provided by / (used in) investing activities	81,836	(69,612)		(22,189)

FINANCING ACTIVITIES:
Principal repayments of long-term debt	(76,203)	(94,879)		(482,243)
Proceeds from long-term debt	3,000	51,318		419,445
Restricted cash for debt repayment	(1,061)	31,992		(21,038)
Proceeds from the sale and leaseback of vessels	-	26,600		86,800
Capital lease payments	-	(4,040)		(1,833)
Payments for deferred charges	(564)	(702)		(7,982)
Proceeds from issuance of common shares	-	-		1
Net cash (used in) / provided by financing activities	(74,828)	10,289		(6,850)

Net decrease in cash and cash equivalents	(4,076)	(62,412)		(38,724)
Cash and cash equivalents
Beginning of year	5,119	67,531		106,255
End of period	$1,043	$5,119		$67,531

Supplemental Cash Flow information:
Interest paid, net of capitalised interest	$7,875	$30,642		$23,684
Issuance of common shares for business combination	$-	$-		$5,210
Issuance of common shares for investment in Joint Ventures	$1,024	$-		$-
Release of liabilities for vessels under construction	$9,179	$-		$-
Release of debt related to vessels under construction	$5,492	$-		$-
Disposal of vessels applied to related debt	$105,498	$-		$-
Disposal of vessels applied to capital lease obligations	$30,481	$-		$-
Issuance of common shares for settlement of 7% Notes	$138,111	$-		$-
Capital lease obligations settled with common shares and 4.5% convertible note	$58,057	$-		$-
Release of purchase option liabilities	$2,194	$-		$-
Assets and liabilities disposed of by foreclosure:
- Vessels	$93,993	$-		$-
- Long-term debt	$76,836	$-		$-
- Capital lease obligations	$26,301	$-		$-
- Disposed other assets / liabilities, net	$12,546	$-		$-
Issuance of common shares to settle accounts payable	$11,694	$-		$-
Issuance of warrants for deferred charges	$-	$-		$957
Assets disposed in connection with assumed acquisitions	$-	$-		$8,501
Assets acquired and liabilities assumed under asset acquisitions:		-
- Acquired advances for vessels under construction	$-	$-		$29,315
- Vessels and other fixed assets, net acquired	$-	$-		$81,110
- Long-term debt assumed	$-	$-		$118,868
Acquired other assets / liabilities, net	$-	$-		$40,098
Assets acquired and liabilities assumed under business acquisitions:
- Vessels and other fixed assets, net acquired	$-	$-		$143,808
- Long-term debt assumed	$-	$-		$154,475
- Other assets and liabilities, net acquired	$-	$-		$36
Progress payment payable for vessels under construction	$-	$8,873	$
Sale of vessels applied to related debt	$-	$64,532	$